Exhibit 99.3

January 2016

This presentation contains information that may constitute forward - looking statements and uses forward - looking terminology such as "anticipate" "propose" "expect" and "will," negatives of such terms or other similar statements. You should not place undue rel iance on any forward - looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumpt ions on which the forward - looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differe nce s include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide p rod ucts and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and ne w p roducts, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively im pac t our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to ou r ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified execu tiv es and personnel. The forward - looking information provided herein represents the Company's estimates as of the date of the press release, and subs equent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to upd ate the forward - looking information in the future. Therefore, this forward - looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ material ly from information contained in the forward - looking statements as a result of these risk factors or others, as well as changes in plans from our bo ard of directors and management. Forward - Looking Statements 2

Business Overview MOKO is a premier multi - media platform developer devoted to building tools and communities for college and high school sports

Mission 4 To leverage MOKO’s existing dominant position in the college and high school sports market to become the default option for organizations and brands seeking to access this highly sought after yet elusive demographic.

Products MOKO has developed the only product service ecosystem for US college and high school student sports First - to - market mobile platform that lets college recreation directors and students manage all aspects of intramural sports programming — team registration, building, scheduling, and communication New app that leverages the REC*IT platform to help college recreation directors and students organize and schedule, browse and share all on - campus personal fitness classes and activities Closed network student social communication platform. Soft launch Fall 2015. Features to be incorporated into REC*IT product suite REC*IT platform extension that lets high school athletic directors / coaches coordinate athletic team members, rosters, and stats, while letting students/parents check schedules, scores, and standings 5

Exclusivity MOKO has the only set of exclusive partnership agreements to go with its market - leading products Exclusive and enduring agreement with IMLeagues , the embedded and incumbent platform, covering 1,125+ US colleges and 11m students Exclusive agreement with BigTeams , the embedded and largest high school platform, covering 4,600+ US high schools 6

• Proven Implementation Process • Dedicated Campus Consultants • On - Site Training and Consultations • In - House Support Team • Online Help Desk • Virtual Trainings • Thought Leadership Webinars (planned for 2016) • Annual User Conference (planned for 2016) Services 7 MOKO has built extensive relationships and wrap - around services to support its product suite in market

Market

MOKO is capturing the student user by strategically selling to the “gatekeeping” institutional buyer

(e.g. Admins/Coaches/Rec Directors)

HIGH SCHOOL

- 37K+ U.S. high schools
- 15M+ U.S. high school students
- 8M+ U.S. high school athletes
- $259B+ in annual U.S. teen spending

MOKO has exclusive access to 4M+ high school students ~25% of the market

COLLEGE

- 4K+ U.S. colleges and universities
- 22M+ U.S. college students
- 16M+ U.S. college rec sports players
- $400B+ in annual U.S. college spending

MOKO has exclusive access to 11M+ college students ~50% of the market

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Audience MOKO is building targeted marketing solutions for multiple users in each of our product verticals and markets HIGH SCHOOL: • High School Students • High School Parents • High School Coaches and Athletic Directors College: • Student Athletes • Team Captains • Rec Directors/Admins • Casual Fitness Students • Fitness Instructors/Graduate Students 9

Opportunity MOKO offers brands and businesses a unique and direct channel to the highly - valued but otherwise hard - to - reach student market 10 VALUE PROPOSITION 1 Companies seeking to reach college and high school athletes and athletic directors, sports and sports enthusiasts • Athletic gear and active wear totals 28% of teen clothing buys, up from 6% in 2008 • “ Athleisure ” wear for inside and outside the gym is more popular than denim for teens • 45% of college students set aside money for collegiate - branded gear, and this overlooks the fact that college - logo merchandise is often an impulse buy VALUE PROPOSITION 2 Companies wanting to acquire college and high school students as first - time buyers, life - time customers, and real - time marketers • Teens spend most of their money on food (21%), clothing (21%), and accessories (10%) • College students spend most of their discretionary income on food (> $11B per year)   53% of teens say that social media directly impacts their buying habits • 13 - 17 year olds create more “word - of - mouth” marketing than any other age group

Advantage MOKO has created significant “barriers to entry” into the college and high school markets with its product suite, exclusive agreements, and personal relationships 11 Utility Based Product • Fills a student information gap delivered through their primary communication channel – the phone Exclusivity • Contracts with IMLeagues (in perpetuity) and Big Teams Existing Market Penetration • Acquired 10x more High School and College students than nearest competitor High Adoption & Engagements • 500,000+ users • 63% of Unique Visitors return within 1 day • 3 sessions a day Institutional Buyer Sales Relationships • Three (3) years and tens of thousands of phone calls • Tens of thousand miles+ traveled to engage over 1,125+ Rec Directors

Business Model MOKO has developed a robust 3 - pronged monetization strategy that includes Subscriptions, Advertising, and Partnerships & Promotions

Premium Subscriptions • MOKO and IMLeagues will introduce a joint “ freemium ” subscription model with specific desktop and app features • Free tier will allow fast adoption by administrators, allowing MOKO to build a user base, create brand affinity, and establish product dependence • Having established market penetration across administrators and students, MOKO will convert colleges to paid subscriptions with limited attrition • Paid platform subscriptions will be tiered based on college size (e.g. admin users), student population, product extensions (e.g. card swiping or white labeled app), and Moko packages (e.g. Intramurals, Fitness, Club Sports) 13

Advertising • MOKO will offer integrated promotions for brands to reach students through online advertising and offline promotions or activations in recreation centers and other key campus venues • MOKO will leverage its University Relations team to help sell in brand promotions and activations at scale, helping brands to sidestep the sales process and enabling campuses to find the right partners to build better student experiences • MOKO will work with brands and campuses to develop multiple channel programs that tie online ads to offline experience that reinforce the MOKO app and the brand message (e.g., Player of the Week program amplified in the center and on the app) 14

Partnerships & Promotions • MOKO will reach out to brands to create integrated and contextual promotions both online and offline for recreational students based on the success of prior campaigns promoted through REC*IT • Summary of prior Rec*IT promotions with very high convergent rate for entries and 3 rd party email opt - ins below: Campaign Semester Prize ARV Results Win Your Tuition For A Year Fall 2014 $30,000 Entries: 51,158 Email Opt - Ins: 14,600 28% Email Opt - In Upgrade Your REC Style Spring 2015 Grand Prize: $ 5,000 Secondary Prizes: $ 1,000 Entries: 22,244 Email Opt - Ins: 8,169 37% Email Opt - In Win Your Tuition For A Year Fall 2015 Grand Prize: $20,000 Weekly Prize: $500 Total: $23,500 Entries: 90,797 Email Opt - Ins: 48,133 53% Email Opt - In Holiday Hoverboard Giveaway (Students) Fall 2015 $1,050 Entries: 38,023 Email Opt - Ins: 20,052 53%Email Opt - In 15

How brands and partners will integrate into MOKO products. Sponsorship • Have the entire program sponsored Rewards • Have sponsored reward prizes Social Engagement • Students can earn points for engaging with sponsor on social media Data Capture • Acquisition of email/SMS data for a sponsor’s targeted audience Advertisements • Native/Premium mobile ad units • Retargeting of students on third - party websites or social media platforms for sponsored campaigns Activation • Offline activation on campuses for brands Partnership Integration 16

Product Roadmap A look ahead at upcoming features and integrations across our product line

How We Plan to Further Dominate O ur Market Target Admins • Provide functionality that makes life easier • Automate time - consuming tasks such as player check - ins, registrations • Provide invaluable data and statistics that are only collected via the app • Enable seamless communication with all rec participants • Provide continuous technical training and support • Provide incentives (rec equipment etc ) to encourage the use of REC*IT Why • To make REC*IT an invaluable, embedded part of daily life in rec departments • The benefits of REC*IT are clearly greatest where there is 100% student participation The Outcome • Rec departments will MANDATE the use of REC*IT 18

The premier app for college students to manage intramural sports, club sports, and rec center activities

Overview Product First - to - market mobile intramural and recreational sports management app that helps administrators solve a major pain point and lets students connect to a personal passion point all through their primary communication device (protected by exclusive agreements and incumbency) Market 50% market penetration with 11M+ students at 1,125+ colleges and universities (total market is 22M+ students at 4K+ institutions) Directors Host of intramural and recreational sports administration services, including real - time registration, up - to - date scheduling, immediate scoring, and seamless communications between sports directors and students Students Wide range of on - the - go utility features that enables students to view and manage team activities, game schedules, player standings, and team performances, as well as post photos and other content related to campus intramural and recreational sport 20

Lifetime Metrics SCREEN VIEWS /DAY 189,242 SCREENS / SESSION More than 8 1st APP LAUNCHES 508,131 COLLEGES & UNIVERSITIES 1,125+ 5 MIN 18 SEC 57% DOWNLOAD INCREASE FROM PREVIOUS SEMESTER 16% 18 19% 19 19% 20 13% 21 8% 22 User Age 69% 31% USERS RETURN IN 24 HRS 63% AVG. SESSION LENGTH 21

Testimonials REC*IT has really helped our program connect with the students. The students today really love to use their phones - love to text, love to go on the different social medias. So having REC*IT as a bridge to communicate with the students about what's going on with our sports leagues, about when their games are, and then how to form teams and interact with their teammates is really a huge thing for us and will only help us to grow the quality of our program at USC. Don Mills Coordinator, Intramural Sports Victoria Landrone Coordinator, Competitive Sports REC*IT is helping by providing a customer service that nobody else can do. They’re literally putting something in the palm of your hand saying, 'Here’s what you love to do - you love to play intramural sports, you love fitness. We’re laying it out for you right here to have in your hand wherever you go and making it as easy as possible. 22

Campus Fitness in the Palm of Your Hand

Overview Product Dedicated app for college students to view capacity of and register for available on - campus group fitness classes Market Fastest growing segment of campus rec center offerings. Increasing competition warrants rapid movement into the space. 108 IMLeagues schools utilize IMLeagues for managing group fitness classes. Competitive advantage arises from IMLeagues and REC*IT FITNESS both being free to use Directors Create and manage on - campus programs, populate IMLeagues.com with campus fitness group classes for viewing and registration in - app Instructors Teach group fitness classes. Primary first touch point between campus programming and students and have the ability to influence participant actions Students Utilize the app to learn more about on - campus group fitness class offerings, register for classes, and share their schedules with others 25

Metrics 13 School Soft Launch (In - Progress) | December 2015 – Present (ends March 2016) SCREEN VIEWS /DAY 244 SCREENS / SESSION More than 6 COLLEGES & UNIVERSITIE S Using IMLeagues to manage Fitness 108 4M 50SEC User Age 21% 79% USERS RETURN IN 24 HRS 39% AVG. SESSION LENGTH PAGE VIEWS 13,903 6% 16% 21% 16% 5% 18 19 20 21 22 26

Targeted Schools: REC*IT FITNESS Soft Launch Radford University Clemson University Bemidji State University NC State University Stony Brook University UMass Amherst Auburn University Adelphi University Duke University Southeastern Louisiana University 27

Building mobile c ommunities that transform the high school athletics experience for student athletes, coaches, and parents

Overview Product The BigTeams platform powered by REC*IT allows coaches to manage pre - game and post - game logistic so students and parents can enjoy the game. The REC*IT mobile app is exclusive to the BigTeams platform and covers 4600+ high schools Market BigTeams ’ target audience are students who play high school sports and their parents Directors The BigTeams platform is used by athletic directors and coaches daily to manage game schedules, student eligibility, team communications, outreach with parents and press, and more Students & Parents BigTeams platform lets students and parents check scores, standings, schedules and share videos and photos (43% of BigTeams ’ existing +1 million website users are 35 - 54 (parents) 30

investors@mokosocialmedia.com MOKO Social Media Limited (NASDAQ: MOKO – ASX: MKB)